SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
CENTRAL EUROPEAN DISTRIBUTION CORPORATION (CEDC)

(NAME OF ISSUER)
2,238,806 Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)
153435102

(CUSIP NUMBER)
Sergey Kupriyanov
+7 495 500 31 44
Popovka 5, Saltykovka, Balashikha, Russian Federation 143956

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
13 March 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	153435102	13D

1	NAME OF REPORTING PERSONS DIRECT FINANCING LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		2,238,806

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,238,806

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,238,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON *

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
Item 1. Security and Issuer
     The shares of Common Stock of Central European Distribution Corporation (“CEDC”) (Two Bala Plaza, Suite No.300, Bala Cynwyd, PA, 19004).
Item 2. Identity and Background
Reporting person

	Place of		Address of
Name	Organization	Principal Business	Principal Business	(d)	(e)
DIRECT FINANCING LIMITED	British Virgin Islands	Managing the securities of CEDC	Drake Chambers, P.O. Box 3321, Road Town, Tortola, British Virgin Islands	None	None
Director and Secretary of DIRECT FINANCING LIMITED

		Place of		Address of
Name	Title	Organization	Principal Business	Principal Business	(d)	(e)
Vanguard Overseas Limited	Director	Belize	Directorial and secretarial services	No. 1 Mapp Street, Belize City, Belize	None	None
Vanguard Overseas Limited	Secretary	Belize	Directorial and secretarial services	No. 1 Mapp Street, Belize City, Belize	None	None
Item 3. Source and Amount of Funds
     The shares of Common Stock of CEDC were transferred to DIRECT FINANCING LIMITED on March 13, 2008 as part of the consideration for the sale of 85% of COPECRESTO ENTERPRISES LIMITED pursuant to the Share Sale and Purchase Agreement by and among WHITE HORSE INTERVEST LIMITED, William V. Carey, CEDC and BOLS SP. Z.O.O., dated March 11, 2008.
Item 4. Purpose of Transaction
     The shares of Common Stock of CEDC were acquired for investment purposes. In connection with such acquisition, DIRECT FINANCING LIMITED was granted certain contractual rights relating to the appointment of a member of the board of directors of CEDC. Except as set forth herein, DIRECT FINANCING LIMITED has no, nor, to the best of its knowledge, do the other persons identified in response to Item 2 have any, plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     DIRECT FINANCING LIMITED reserves the right to acquire, or cause to be acquired, additional securities of the CEDC, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding CEDC or any of its securities, to the extent deemed advisable in light of general investment and trading policies of DIRECT FINANCING LIMITED, market conditions or other factors. DIRECT FINANCING LIMITED may in the future take such actions with respect to its investment in CEDC as it deems appropriate including, without limitation, purchasing additional shares, selling some or all of its shares, engaging in short selling of or any hedging or similar transaction with respect to the shares or changing their intention partially or entirely with respect to any and all matters referred to herein.
Item 5. Interest in Securities of the Issuer
     (a) DIRECT FINANCING LIMITED beneficially owns 2,238,806 shares of Common Stock of CEDC, which represents 5.6% of the CEDC’s outstanding shares of Common Stock;
     (b) DIRECT FINANCING LIMITED beneficially owns 2,238,806 shares of Common Stock of CEDC with the sole power to vote and sole dispositive power;
     (c) None;
     (d) N/A;
     (e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     1. Share Sale and Purchase Agreement, dated March 11, 2008, by and among WHITE HORSE INTERVEST LIMITED, William V. Carey, CEDC, and BOLS SP. Z.O.O. — attached as exhibit 2.1 to form 8-K, dated March 17, 2008; and
     2. Registration Rights Agreement, dated March 13, 2008, by and between CEDC and DIRECT FINANCING LIMITED — attached as exhibit 4.1 to form 8-K, dated March 17, 2008.
Item 7. Material to be Filed as Exhibits
     None
[signature page follows]

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DIRECT FINANCING LIMITED
Signature: /s/ Gayane Nadzharova
Name: Gayane Nadzharova, attorney-in-fact on behalf of DIRECT FINANCING LIMITED
Title: Attorney-in-fact
Date: 24 March 2008